Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of October 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 26, 2005

List of materials

Documents attached hereto:


i) Press release announcing Notice Regarding Application to Delist From Nine Overseas Stock Exchanges

                                                           Sony Corporation
                                                           6-7-35 Kitashinagawa
                                                           Shinagawa-ku
                                                           Tokyo, 141-0001 Japan


                                                           No. 05-059E
                                                           October 26, 2005


                     Notice Regarding Application to Delist
                       From Nine Overseas Stock Exchanges

Tokyo, Japan - At the Board of Directors' Meeting held today, Sony Corporation ("Sony") resolved to make applications to nine out of the eleven overseas stock exchanges for the delisting of Sony's shares (including depositary receipts representing such shares; hereinafter the same shall apply). Related matters in this regard are as follows:

1. Stock exchanges to which Sony will make applications for delisting:

     Pacific and Chicago (U.S.), Toronto (Canada), Frankfurt and Dusseldorf (Germany), Paris (France), Brussels (Belgium), Vienna (Austria), Swiss (Switzerland)

2. Reasons for delisting:

     Due to the prevalence of borderless stock trading, the trading volume of Sony's shares on each of these nine stock exchanges has been extremely low. Therefore, Sony believes that these delistings would cause no substantial inconvenience to Sony's shareholders and investors.

3. Schedule:

     Applications for the delisting of Sony's shares will be made to each such stock exchange beginning in November 2005. Sony expects to complete the whole delisting procedures within one year; however, this timetable may vary depending on each stock exchange's delisting requirements.

4. Stock exchanges on which Sony's shares will continue to be listed:

     Japan: Tokyo, Osaka
     North America: New York
     Europe: London